Public Power Corporation S.A. - File No 82-34707

RECEIVED NOV 2 7 2006 213 PROCESSING SECTION

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH[redacted]
Greece

06018833

BY COURIER

No/Date Γ/ΔΙ : 567 | 21-11-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2006 financial results according to International Financial Reporting Standards.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

Enclosure
- Press Release of 9M 2006 results (IFRS)

dlw 11/29

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED 9M 2006 FINANCIAL RESULTS

ATHENS NOVEMBER 21,2006

- Total Revenues increased by more than 10% and amounted to € 3.58 bil versus € 3.24 bil in 9M 2005.
- Financial expenses decreased by 9.6% and amounted to € 89.8m, compared to € 99.3m in 9M 2005.
- Net income for 9M 2006 amounted to € 72.2m, a decrease of 53.4% compared to € 154.8m in 9M 2005, a reduction mainly attributed to exogenous factors.
- Capital expenditure amounted to € 493m, versus € 534.4m in 9M 2005.

More specifically,

REVENUES

Revenues from energy sales, increased by 10.4%, from € 3,004.6m to € 3,318.5m, as a result of an increase in sales by approximately 6%, of an average electricity tariff adjustment of 3,2% in September 2005 and of a change in the sales mix.

OPERATIONAL EXPENSES

Operational expenses (excluding depreciation) increased by 17.4%, from € 2,508.2m in 9M 2005, to € 2,943.4m in 9M 2006, an increase mainly attributed to the increase in expenditure for liquid fuel, natural gas and energy purchases. More specifically, the rise in liquid fuel and natural gas prices, compared to 9M 2005, resulted in an increase of the corresponding expenditure by € 210.9m. In addition, expenditure for energy purchases marked a significant increase, from € 169.1m in 9M 2005 to € 365.9m in 9M 2006, an increase of 116.4%, due to the sale of larger quantities of electric energy from third parties to the Pool and to the increase of the System Marginal Price. Thus, increased expenditure for liquid fuel, natural gas and energy purchases, were the main reasons that led to a reduction of Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) by 13.5% with respect to 9m 2005, to € 632.5 m given that the electricity tariff adjustment of 3.2% in September 2005 did not cover the negative impact from the sharp rise in fuel prices and in the expenditure for energy purchases. The average tariff increase of 4.8% effective August 1, 2006, did not in effect influence 9M2006 results.

Payroll expenses increased by 7.4% from € 928.4m in 9M 2005, to € 997.5m in 9M 2006. This increase, is attributed to the impact of the new collective agreement retroactive to February 2006, to seniority salary adjustments and to the decrease of payroll capitalized. Total payroll expenses in 9M 2006, amounting to € 997.5m, include an amount of the order of € 6.3m, related to a one off expense, to date, for a limited voluntary retirement scheme for PPC's cadres.

Based on the actual CO_2 emissions during 9M 2006, as well as on the projected generation for the October-December 2006 period, it is estimated that the Company will not incur, during 2006, a deficit of CO_2 emission rights. Consequently, 9M 2006 results have not been affected by a relevant expenditure, while the respective expenditure in 9M 2005 amounted to € 69m.

EBITDA margin reached 17.7%, compared to 22.6% in 9M 2005.

FINANCIAL EXPENSES.

Financial expenses decreased to € 89.8m, versus € 99.3m in 9M 2005 (- 9.6%).

Despite the increase in debt to € 3,861.7m from € 3,838.3m at the end of 9M 2005 and the significant increase of lending rates in the european capital markets between 9M 2006 and the corresponding period in 2005, net financial expenses increased by 3%, from € 94.1m to € 96.9m.

PARTICIPATION IN ASSOCIATED COMPANIES.

The share of loss in associated companies decreased to € 4.8m from € 8.3m in 9M 2005 and corresponds to PPC's investment in Tellas S.A, the telecommunications company.

The share of profit in associated companies reflects the fact that LARCO, a nickel producing company, in which PPC holds a 28,6% stake, is achieving an improvement of its equity, due, to the significant rise in nickel prices, is kept at € 11,2m as it was recorded in 1H 2006 financial statements. The corresponding magnitude in 9M 2005 was equal to zero.

Headcount, excluding personnel assigned to HTSO, was reduced to 26,529 employees as compared to 27,503 at the end of 9M 2005.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	9M 2006 Unaudited	9M 2005 Unaudited	Δ%
Total Revenues	3,575.9	3,239.4	10.4%
EBITDA	632.5	731.2 (2)	-13.5%
EBITDA Margin	17.7%	22.6%	-
Profit before Taxes & Fin. Expenses	189.7	339.5 (2)	-44.1%
Margin	5.3%	10.5%	
Net Income	72.2	154.8 (2)	-53.4%
EPS (In euro)	0.31	0.67	-53.7%
No of Shares (m.)	232	232	-
Net Debt	3,772.3	3,762.1	0.3%

Summary Profit & Loss (€ mil)

	9M 2006 Unaudited	9M 2005 Unaudited	Δ%
Total Revenues	3,575.9	3,239.4	10.4%
- Revenues from energy sales	3,318.5	3,004.6	10.4%
- Other revenues	257.4	234.8	9.6%
Total Operating Expenses (excl. depreciation)	2,943.4	2,508.2 (1),(2)	17.4%
- Total Payroll Expenses	997.5	928.4 (1)	7.4%
- Total Fuel Expenses	921.8	710.9	29.7%

- Energy Purchases	365.9	169.1	116.4%
- Transmission System Usage	216.0	200.5	7.7%
- Other operating expenses	442.2	499.3 (1),(2)	-11.4%
EBITDA	632.5	731.2(2)	-13.5%
EBITDA Margin	17.7%	22.6%	
Depreciation and amortization	442.8	391.7	13.0%
Profit before Taxes & Fin. Expenses	189.7	339.5(2)	-44.1%
Margin	5.3%	10.5%	
Financial Expenses	89.8	99.3 (1),(2)	- 9.6%
- Net Financial Expenses	96.9	94.1 (2)	3.0%
- Foreign Currency Gains / (Losses)	7.1	(5.2)	
Share of loss in associated companies	4.8	8.3	-42.2%
Share of profit in associated companies	11.2	0.0	
Pre-tax profits	106.3	231.9(2)	-54.2%
Net Income	72.2	154.8(2)	-53.4%
EPS (in Euro)	0.31	0.67	-53.7%

Summary Balance Sheet & Capex (Euro m)

	30.09.2006 Unaudited	30.09.2005 Unaudited	Δ%
Total Assets	12,840.7	12,630.1 (2)	1.7%
Net Debt	3,772.3	3,762.1	0.3%
Total Equity	5,169.8	5,182.9 (2)	-0.3%
Capital expenditure	493.0	534.4	-7.7%

(1) Adjusted for comparison purposes.
(2) Adjusted according to the provisions of IFRIC 1.

Mr. D. Maniatakis Public Power Corporation's Chief Executive Officer, said:

The financial results for the 9 months of 2006 clearly were effected from the considerable rise in the price of fuel and the increase of the expenditure for energy purchases while the increase by 4.8% on the electricity tariff from August 1, 2006 did not have a significant impact on our results.

The management's main target is to control the expenditure and improve the profitability. In the first 9 months we successfully kept costs in line with the targets set by our cost-reduction and transformation program "Hercules". Our efforts will continue and intensify.

In line with our 2006-2010 transformation program, we report that:

- the replacement of old generation plants with new ones is progressing
- the business plan for PPC Renewables is being formulated to allow PPC to expand into renewable energy
- investments amounted to around 700 million euros are materialising
- PPC has formulated with ContourGlobal and EBRD a joint venture as a vehicle for its international expansion
- new telecom products are launched by TELLAS SA, a 50%-owned subsidiary of PPC,
- the process for the valuation and development of PPC's real estate is being completed etc

We remain committed to our shareholders for the complete transformation of PPC into a Dynamic Electricity Company with strong financial results.

For further information, please contact:

George Angelopoulos, Financial Manager, Acting Chief Financial Officer Tel : +30 210 5225346.

The financial data and relevant information on the Interim Financial Statements for 9M2006 shall be published in the Press on November 23, 2006.

The financial data and relevant information on the Interim Financial Statements for 9M 2006 as well as the Interim Financial Statements for 9M 2006 on a stand alone and on a consolidated basis shall be published in the Company's web site (**www.dei.gr**) on November 22, 2006 after the closing of the Athens Stock Exchange session.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΙΔΙ : 573 | 23-11-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Invitation to the Extraordinary General Meeting of PPC S.A.
- Invitation to a Special Meeting of Minority Shareholders of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

Enclosure

- Invitation to the Extraordinary General Meeting of PPC S.A.
- Invitation to a Special Meeting of Minority Shareholders of PPC S.A.

INVITATION,
pursuant to Art. 23 and 10, Par. 2, section a,
TO THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
-EXCEPT THE MINORITY SHAREHOLDERS-
OF THE SOCIETE ANONYME UNDER THE NAME
"PUBLIC POWER CORPORATION S.A."
S.A. REG. NO. 47829/06/B/00/2

Pursuant to Art. 23 and 10, par. 2, section a, of the Articles of Incorporation of the Company, and following the Board of Directors resolution No 273/21-11-2006, the Shareholders -except the minority shareholders- are invited to attend a Extraordinary General Meeting at the Company's offices (30, Chalkokondili st, Athens, Greece – 6th floor) on Monday, January 8, 2007, at **13.30 p.m.,** so as to decide on the following item on the Agenda:

"The election of five new Board of Directors members, apart from the Managing Director, due to the expiry of equal number of members' term of office."

The shareholders wishing to participate at such Extraordinary General Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, Office 515) during working days and from 09.00 a.m. to 13.00 p.m. daily, at least five (5) full days prior to the date set for such Extraordinary General Meeting (namely by **2.1.2007**):

A. Those Shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Agency) should block their shares via the administrator and submit to PPC S.A. the respective certificate of their shares being blocked to-be-issued by the Central Securities Depository (C.S.D.) in order to participate at the Special Meeting along with any documents concerning their representation.

B. Those Shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository (C.S.D.) should block their shares by a relevant declaration directly to the C.S.D. and submit to the PPC S.A. the abovementioned certificate along with any documents concerning their representation.

Athens, 21/11/2006

The Board of Directors

INVITATION
TO A SPECIAL MEETING OF THE MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A." S.A. REG. NO. 47829/06/B/00/2

Pursuant to Art. 20, par. 1 and Art. 10, par. 2, section c, of the Articles of Incorporation of the Company and following the Board of Directors resolution No. 274/21-11-2006 all Minority Shareholders are invited to attend a Special Meeting at the Company's offices (30, Chalkokondili st, Athens, Greece – 6th floor) on **Friday**, **December 15**, at **11.00 a.m**, so as to decide on the following item on the Agenda:

"The election of two (2) new Minority Shareholders representatives in the Board of Directors, according to Art. 10, par. 2, section c, of the Articles of Incorporation of the Company, due to the expiry of its representatives' term as members of the current BoD."

The shareholders wishing to participate at such Special Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, Office 515) during working days and from 09.00 a.m. to 13.00 p.m. daily, at least five (5) full days prior to the date set for such Special Meeting (namely by **December 8, 2006**):

A. Those Shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Agency) should block their shares via the administrator and submit to PPC S.A. the respective certificate of their shares being blocked to-be-issued by the Central Securities Depository (C.S.D.) in order to participate at the Special Meeting along with any documents concerning their representation.

B. Those Shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository (C.S.D.) should block their shares by a relevant declaration directly to the C.S.D. and submit to the PPC S.A. the abovementioned certificate along with any documents concerning their representation.

Athens, 21/11/2006

The Board of Directors

Public Power Corporation S.A. - File No 82-34707

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date: ΓΔΥ: 569 | 22-11-2006

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 9M 2006 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

Enclosure

- Financial data and information for the 9M 2006 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the nine month period from January 1, 2006 to September 30, 2006

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim financial statements have been approved by Public Power Corporation Board of Directors on November 21st, 2006 and they are available in the web site of Public Power Corporation at www.dei.gr.

PUBLIC POWER CORPORATION S.A.

CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF INCOME FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro- except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2006-30.09.2006	**01.01.2005-30.09.2005**	**01.07.2006-30.09.2006**	**01.07.2005-30.09.2005**	**01.01.2006-30.09.2006**	**01.01.2005-30.09.2005**	**01.07.2006-30.09.2006**	**01.07.2005-30.09.2005**
REVENUES:								
Revenue from energy sales	3,318,536	3,004,575	1,158,395	1,038,162	3.318,536	3,004,575	1,158,395	1,038,162
Other	257,404	234,862	86,221	82,272	257,404	234,862	86,221	82,272
	3,575,940	3,239,437	1,244,616	1,120,434	3,575,940	3,239,437	1,244,616	1,120,434
EXPENSES :								
Payroll cost	760,231	713,134	248,414	242,435	760,231	713,134	248,414	242,435
Fuel	1,455,220	1,216,617	563,537	498,362	1,455,220	1,216,617	563,537	498,362
Depreciation and Amortization	381,470	338,438	131,029	119,260	381,470	338,438	131,029	119,260
Energy purchases	365,920	169,146	172,869	77,983	365,920	169,146	172,869	77,983
Transmission system usage	215,961	200,421	74,284	70,734	215,961	200,421	74,284	70,734
Emission allowances	-	69,019	-	23,985	-	69,019	-	23,985
Provisions	19,303	15,786	1,098	1,146	19,303	15,786	1,098	1,146
Financial expenses	122,539	114,522	42,102	38,693	122,536	114,521	42,100	38,692
Financial income	(25,623)	(20,452)	(3,126)	(9,195)	(25,303)	(20,272)	(2,871)	(9,066)
Other (income)/expense, net	188,089	177,355	49,018	47,065	187,848	177,145	48,953	46,977
Share of loss of associates	4,808	8,333	2,332	2,424	-	-	-	-
Foreign currency(gains) /losses, net	(7,124)	5,226	(1,845)	(1,575)	(7,124)	5,226	(1,845)	(1,575)
Reversal of impairment loss in investment in associate	(11,201)	-	-	-	(11,201)	-	-	-
PROFIT BEFORE TAX	106,347	231,892	(35,096)	9,117	111,079	240,256	(32,952)	11,501
Income tax expense	34,196	77,065	(11,074)	1,663	34,196	77,065	(11,074)	1,663
PROFIT AFTER TAX	72,151	154,827	(24,022)	7,454	76,883	163,191	(21,878)	9,838
Earnings per share, basic and diluted	0.31	0.67	(0.10)	0.03	0.33	0.70	(0.09)	0.04
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000	232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEET AS OF SEPTEMBER 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,167,061	11,175,439	11,167,057	11,175,434
Software, net	15,796	15,658	15,796	15,658
Marketable and other securities	53,574	40,203	53,574	40,203
Other non- current assets	23,053	12,039	84,007	72,737
Total non-current assets	**11,259,484**	**11,243,339**	**11,320,434**	**11,304,032**
Current Assets:				
Inventories	585,903	557,834	585,903	557,834
Trade and other receivables, net	959,468	823,300	960,539	823,964
Cash and cash equivalents	35,824	38,176	31,062	29,351
Total Current Assets	**1,581,195**	**1,419,310**	**1,577,504**	**1,411,149**
Total Assets	**12,840,679**	**12,662,649**	**12,897,938**	**12,715,181**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	284,087	296,663	284,087	296,663
Retained earnings	483,752	510,159	541,050	562,725
Total Equity	**5,169,798**	**5,208,781**	**5,227,096**	**5,261,347**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,763,997	3,197,083	2,763,997	3,197,083
Provisions	439,961	437,432	439,961	437,432
Other non-current liabilities	2,405,944	2,259,954	2,405,944	2,259,954
Total Non-Current Liabilities	5,609,902	5,894,469	5,609,902	5,894,469
Current Liabilities:				
Trade and other payables	962,677	923,136	962,638	923,102
Dividends payable	552	183	552	183
Short term borrowings	224,500	143,900	224,500	143,900
Current portion of interest bearing loans and borrowings	873,250	492,180	873,250	492,180
Total Current Liabilities	**2,060,979**	**1,559,399**	**2,060,940**	**1,559,365**
Total Liabilities and Equity	**12,840,679**	**12,662,649**	**12,897,938**	**12,715,181**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	577,851	4,225,409
Adjustments (note 3 (c))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
Balance, as restated, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	573,812	4,221,370
Application of IFRIC 1 (note 3 (c))	-	-	-	-	-	-	-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	154,827	154,827
Dividends	-	-	-	-	-	-	-	-	(208,800)	(208,800)
Amendments of 2004 revaluation of assets	-	-	-	(14,447)	-	-	-	-	-	(14,447)
Tax on the amendments of 2004 revaluation of assets	-	-	-	(335,417)	-	-	-	-	-	(335,417)
Revaluation surplus of machinery, transportation means, furniture and fixture	-	-	-	1,337,791	-	-	-	-	-	1,337,791
Valuation of marketable securities	-	-	-	-	-	8,665	-	8,665	-	8,665
Other	-	-	-	-	-	-	-	-	(77)	(77)
Balance, September 30, 2005	1,067,200	106,679	33,319	4,133,567	(947,342)	26,943	223,784	250,727	538,711	5,182,861
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Valuation of marketable securities	-	-	-	-	-	4,864	-	4,864	-	4,864
Net income for the period	-	-	-	-	-	-	-	-	72,151	72,151
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance, September 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,906	208,783	243,689	483,752	5,169,798

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED SEPARATE CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	614,207	4,261,765
Adjustments (note 3 (c))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
Balance, as restated, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	610,168	4,257,726
Applications of IFRIC 1 (note 3(c))	-	-	-	-	-	-	-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	163,191	163,191
Dividends	-	-	-	-	-	-	-	-	(208,800)	(208,800)
Amendments of 2004 revaluation of assets	-	-	-	(14,447)	-	-	-	-	-	(14,447)
Deferred tax of the revaluation surplus	-	-	-	(335,417)	-	-	-	-	-	(335,417)
Revaluation surplus of machinery, transportation means, furniture and fixture	-	-	-	1,337,791	-	-	-	-	-	1,337,791
Valuation of marketable securities	-	-	-	-	-	8,665	-	8,665	-	8,665
Balance, September 30, 2005	1,067,200	106,679	33,319	4,133,567	(947,342)	26,943	223,784	250,727	583,508	5,227,658
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Valuation of marketable securities	-	-	-	-	-	4,864	-	4,864	-	4,864
Net income for the period	-	-	-	-	-	-	-	-	76,883	76,883
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance, September 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,906	208,783	243,689	541,050	5,227,096

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2006-30.09.2006	01.01.2005-30.09.2005	01.01.2006-30.09.2006	01.01.2005-30.09.2005
Cash flows from operating activities				
Profit before tax	106,347	231,892	111,079	240,256
Adjustments :				
Depreciation and amortization	485,617	476,468	485,617	476,468
Amortization of customers' contributions and subsidies	(42,784)	(84,774)	(42,784)	(84,774)
Interest expense	114,947	103,070	114,944	103,069
Other adjustments	(13,536)	(29,738)	(18,340)	(37,891)
Changes in assets	(171,067)	(72,366)	(171,474)	(72,127)
Changes in liabilities	62,614	56,871	62,609	57,125
Income tax paid	-	(160,164)	-	(160,164)
Net Cash from Operating Activities	**542,138**	**521,259**	**541,651**	**521,962**
Cash Flows from Investing Activities				
Capital expenditure/ disposal of fixed assets and software	(485,033)	(529,057)	(485,034)	(529,057)
Proceeds from customers' contributions and subsidies	136,972	138,611	136,972	138,611
Interest received	9,686	11,732	9,682	11,552
Investments	(14,759)	-	(10,207)	-
Net Cash used in Investing Activities	**(353,134)**	**(378,714)**	**(348,587)**	**(378,894)**
Cash Flows from Financing Activities				
Net change in short term borrowings	80,600	24,610	80,600	24,610
Proceeds from interest bearing loans and borrowings	450,000	395,000	450,000	395,000
Principal payments of interest bearing loans and borrowing	(501,481)	(277,812)	(501,481)	(277,812)
Interest paid	(104,844)	(91,261)	(104,841)	(91,260)
Dividends paid	(115,631)	(182,117)	(115,631)	(182,117)
Net Cash used in Financing Activities	**(191,356)**	**(131,580)**	**(191,353)**	**(131,579)**
Net increase/(decrease) in cash and cash equivalents	(2,352)	10,965	1,711	11,489
Cash and cash equivalents at beginning of year	38,176	28,071	29,351	20,274
Cash and cash equivalents at the end of the period	**35,824**	**39,036**	**31,062**	**31,763**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "the Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece.

In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares were listed on the Athens and London Exchange. The accompanying interim condensed financial statements include the financial statements of PPC ("Parent Company") and the consolidated financial statements of Group PPC ("Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. As of September 30, 2006 and 2005 the number of staff employed by the Group was approximately 26,529 and 27,503 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations, facilitates the transmission of electricity through approximately 11,500 kilometres of high voltage power lines and distributes electricity to consumers through approximately 209,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,530 kilometres of fibre-optic network along its transmission lines.

The Parent Company's activities present a significant seasonality, which is at its peak in the summer and winter months due to the increased demand for electricity, a fact that is reflected in its quarterly financial statements as well as those of the Group's.

2. CHANGES IN LEGAL FRAMEWORK

In the context of the liberalization of the electricity market, according to the provisions of Law 2773/1999, as it was amended by Law 3175/2003, the Grid and Power Exchange Code was introduced in May 2005, taking into account the provisions of Law 3175/2003 for the implementation of the day-ahead market.

In December 2005, Law 3426 was enacted, whose main provisions, are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception of micro-isolated networks which are part of non-interconnected islands (under the condition that such granting will be approved by the European Union). As far as the above mentioned micro-isolated non-interconnected islands are concerned, with the exception of generation from renewable energy sources, hybrid plants and auto producers, generation and supply licenses are granted exclusively to PPC.

(All amounts in thousands of Euro, unless otherwise stated)

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

- There will be a tender process by the HTSO for generation capacity contracts and adequate reserve power. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to 31 December 2010. PPC may only participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after 31 December 2010.

- Ownership of the national grid ("transmission system" and "distribution network") remains exclusively with PPC.

- Provides for the operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.

- PPC, as owner of the Distribution Network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.

- Until July 1, 2007, an independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO) and will undertake the operation of the Distribution system as well.

- PPC is appointed as the Operator for the non – interconnected islands. The activities of PPC as an operator for the non – interconnected islands will be functionally unbundled from the rest of its activities.

- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the micro isolated islands' consumers. As of July 1, 2007, all consumers will be considered eligible customers with the exception of micro isolated islands' consumers whose supply of energy will be made exclusively by PPC.

- The Minister of Development, by a Decision to be issued within six months from the publication of Law 3426/05, shall define Public Service Obligations, as well as the holders of licenses granted under the provisions of Law 2773/99, who shall be liable to provide these services.

  The Minister of Development, by a Decision to be issued following a relevant opinion by RAE within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

  The amount of the above mentioned compensation due for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to those services.

  The above mentioned Ministerial Decision has not been issued yet.

(All amounts in thousands of Euro, unless otherwise stated)

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

In June 2006, Law 3468 concerning "Electricity generation from Renewable Energy Sources (RES) and High Efficiency Co-generation of Heat and Power (HE-CHP)" was enacted. Its main provisions are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.

- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.

- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.)

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the nine month period ended September 30, 2006 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2005 made publicly available.

(b) ***Approval of Financial Statements:*** The Board of Directors approved the accompanying financial statements on November 21, 2006

(c) ***Adjustments of Previously Reported Items:*** PPC decided to proceed in 2005 with the adjustments of certain line items which relate to periods prior to 2003. The cumulative effect of these adjustments are recorded against the beginning balance of equity of the earliest period presented. Such adjustments relate to fixed assets and suppliers balances and they are presented net of the related deferred tax.
Up to December 31, 2004 the provision for mines' restoration was calculated based on the total surface for restoration as at the end of each period, multiplied by the average cost of restoration per metric unit. As at 31 December 2005 the company modified the above methodology in accordance with the provisions of the IFRIC 1 "Changes in existing Decommissioning, Restoration and similar Liabilities". The corresponding financial statements for the nine months ended September 30, 2005 have been adjusted to reflect the adoption of the revisions required by IFRIC 1. The effect from the adjustment resulting from adoption of the interpretation in the financial statements for the nine months ended September 30, 2005 amounted to a decrease in profit before tax and profit after tax of Euro 462 and Euro 314, respectively, a decrease in the accumulated provision of Euro 18.9 million which was credited in Retained Earnings and the creation of an asset and a provision of Euro 14.4 million. Certain reclassifications have been made to prior period balances to conform to current period classification.

(All amounts in thousands of Euro, unless otherwise stated)

4. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	1,945	1,945
PPC Renewables S.A.	-	-	6,334	4,634
PPC Crete S.A.	-	-	1,100	1,100
Total	-	-	66,798	65,098

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. Those procedures are yet to be completed.

5. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
HTSO	144	144	144	144
WIND-PPC Holding N.V.	2,169	2,477	-	-
LARKO S.A.	11,201	-	11,201	-
Investments through PPC Renewables	3,675	1,923	-	-
Total	17,189	4,544	11,345	144

The Group's ownership interest in the above associates as at September 30, 2006 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larko S.A.	28.56%	Greece	Metallurgical

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN ASSOCIATES (CONTINUED)

In the nine month period ended September 30, 2006 the Parent Company reversed an amount of Euro 11,201 which represents part of an impairment loss recognised in prior year on its investment in LARKO S.A. The amount reversed was also recognised in the consolidated financial statements as income from the valuation of an associate (valuation based on the Equity Method).
The Parent Company appointed an independent company to evaluate its investment in LARKO, at September 30, 2006, according to IAS 36. The above mentioned evaluation that will determine the retrievable amount of PPC's investment is yet to be completed.

6. TRANSACTIONS WITH RELATED PARTIES

The Parent Company's transactions with its subsidiaries and its associates for the nine months ended September 30, 2006 and 2005 are as follows:

	September 30 2006	September 30 2005
Transactions with subsidiaries		
- PPC Telecommunications S.A.(rental charges)	25	25
- PPC Renewables S.A. (rental charges)	8	8
- PPC Rhodes S.A. (rental charges)	7	7
- PPC Crete (rental charges)	5	5
Transactions with associates		
<u>HTSO S.A.</u>		
- Transmission system usage	184,518	172,655
- Administrative fees	9,031	7,808
- Other services	18,511	18,272
- Transmission system usage fees	(215,961)	(214,452)
- Energy purchases from renewable sources	(225,359)	(41,192)
- Competent power's guarantee	(8,893)	-
<u>Larko</u>		
- Energy sales	40,852	27,732
<u>Tellas</u>		
- Rental charges	68	64
- Optic fibre rental charges (note 1)	2,515	2,294
- Other income	206	337
- Telephone charges	(2,194)	(1,167)

Fees concerning management members amounted to Euro 1,071 and Euro 1,285 for the nine month period ended September 30, 2006 and September 30, 2005, respectively.

In July 2006 the Parent Company's Board of Directors decided that a guarantee would be issued in favour of Tellas, an associate company, in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of existing loans amounting to Euro 30 million, for which the Parent Company had originally provided its guarantee.

(All amounts in thousands of Euro, unless otherwise stated)

6. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

The Parent Company's balances with its subsidiaries and its associates as of September 30, 2006 and December 31, 2005 are as follows:

	September 30, 2006	December 31, 2005
Balances with subsidiaries		
PPC Telecommunications S.A.		
- Receivables	281	255
- Payables	-	-
PPC Renewables S.A.		
- Receivables	1,178	1,159
- Payables	-	-
PPC Rhodes S.A.		
- Receivables	29	29
- Payables	-	-
PPC Crete		
- Receivables	41	36
- Payables	-	-
Balances with associates		
HTSO		
- Receivables	120,002	28,606
- Payables	(166,671)	(48,795)
Tellas		
- Receivables	13,527	10,877
- Payables	(8,732)	(6,113)
Larko		
- Receivables	33,860	34,119
- Payables	-	-

Transactions and balances between the Parent Company and its subsidiaries have been eliminated for consolidation purposes. Furthermore, the Parent Company, on September 30, 2006, has established a provision of Euro 22,814 against receivables from LARKO.

7. DIVIDENDS

The Parent Company Shareholders' General Assembly which took place on May 24, 2006, approved the distribution of dividends amounting to Euro 116,000 (Euro 0.50 per share) for the year 2005. In the nine months ended September 30, 2006 dividends amounting to Euro 115,631 were paid.

8. LOAN AGREEMENTS-REPAYMENTS

Within the nine month period ended September 30, 2006 the Parent Company has concluded five loan agreements for a total amount of Euro 350 million repayable within the period 2007 - 2011. It has also concluded a long-term loan agreement with the European Investment Bank for an amount of Euro 100 million with duration of 15 years. Moreover a bond loan agreement with maturity of one year of a total amount of Euro 100 million was renewed for one more year.

(All amounts in thousands of Euro, unless otherwise stated)

8. LOAN AGREEMENTS-REPAYMENTS (CONTINUED)

At September 30, 2006 the available credit lines of the overdraft facilities amounted to Euro 330 million, while the unused portion of all overdraft facilities of the Parent Company amounted to Euro 105.5 million.

Within the nine month period ended September 30, 2006 the bondholders of a bond amounting to Euro 59 million concluded in June 1997 did not exercise their call option and as a result the final redemption of the abovementioned bond will take place in June 2012.

The loan repayments for the nine month period ended September 30, 2006 amounted to Euro 501,481.

9. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which an amount of approximately Euro 55 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The negotiations are currently under way.

In March 2006, PPC's Board of Directors approved the common participation of PPC and Contour Global, in the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC in the final phase of the tender will prove to be favourable after the completion of special audits. After the completion of these audits the Board of Directors with its resolution 114/22.5.2006 decided that PPC will not participate in the tender. As a result no binding offer was submitted.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State as no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) *Litigation and Claims:* The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at September 30, 2006 amounts to approximately, Euro 393 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 235 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 37 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 121 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at September 30, 2006 totalled approximately Euro 144 million.

(e) *Environmental Obligations:* Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. After the issuance of the following Common Ministerial Decision for the approval of the environmental terms of the following Power Plants : Common Ministerial Decision (CMD) Approval of Environmental Terms (AET), 141938/07.03.2005 for the Hydro Electric Plant (HEP Ladonas, 1444830/06.06.2005 for the HEP Louros, 144828/06.06.2005 for the HEP Piges Aoou, 144826/06.06.2005 for the HEP Pournari I & II, 147070/31.08.2005 for the Small HEP Agios Ioannis Serron 151098/19.12.2005 for the HEP Agras & Edesseos 100800/27.01.2006 for the Small HEP Vermion, 100208/11.01.2006 for the HEP Polyfyto, Sfikia, Asomata, Makrohori, Agia Varvara and 158734/19.09.2006 for the Steam Electric Station Megalopolis I, II & III, only a few environmental permits for certain HEP are remaining (HEP Plastiras, Kastraki, Kremasta, Stratos I & II) and the national transmission network.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

2. According to Greek Law 3481/A/162/02.08.2006, article 13, paragraphs 3 and 4, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed.
   Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MWTH) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants, has been approved by the PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   - Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
   - Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit by the Common Ministerial Decision 124528 for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field.
At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO).
The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002.
It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(f) ***Unaudited tax years:*** The Parent Company has been audited by the tax authorities up to December 31, 2003. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their inception, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.

(g) ***Voluntary retirement plan:*** PPC's Board of Directors, by its Decision 2/10.01.2006, has approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the nine months ended September 30, 2006, 72 employees filed applications for voluntary retirement, with a corresponding cost that amounts to Euro 6,348 and for which the Parent Company has established a provision in the accompanying financial statements. The Parent Company estimates that the total amount to be paid to employees' voluntary retirement will not exceed Euro 17.6 million.

(h) ***CO_2 Emissions:*** The issuance of the common Ministerial Decision 36028/1604 (Official Gazette 1216/B/01.09.2006) finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 to the year 2006 and 53,610 kt to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 for PPC's bound plant has been completed successfully in March 2006 by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment,

Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all PPC's bound plants for 2005 amounted to 52,588 kt CO_2.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

According to the final allocation and the verified emissions of 2005, PPC's maximum shortage of allowances for the year 2005 amounts to 364 kt CO_2. In 2005, PPC purchased 845.8 kt CO_2 allowances, out of which 364 kt CO_2 were used during 2005 for the coverage of the 2005 CO_2 emissions allowances shortage, while the remaining 481.8 kt CO_2 were transferred for the coverage of future demands. For the first nine months of 2006, it is estimated that PPC has a surplus of 1.61 Mt CO_2 allowances while in the same period 612 kt CO_2 have been purchased. Consequently, no charge for CO_2 emission allowances purchases has been made to the income statement for the nine months ended September 30, 2006 while any eventual surplus of the CO_2 emissions allowances as well as already purchased allowances can be transferred onwards for the coverage of any future shortages.

(i) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

(j) ***Lease of research and exploitation mineral rights :*** In September 2006, the Parent Company's Board of Directors has approved PPC's participation in a tender for the lease of research and exploitation of mineral rights in a public extractive area, which is located in Vevi, in the Florina prefecture. The Parent Company has submitted its offer and the evaluation process is continued.

10. SUBSEQUENT EVENTS

- In the context of PPC's new Business Plan for the period 2006-2010, the Board of Directors approved, in July 2006, PPC's participation in a Societe Anonyme for investment, development and management of energy sector projects. The new company's object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area. In addition, the Board of Directors approved, in July 2006, the Business Strategy Plan for the 2006 -2011 period for the Holding Company SENCAP S.A. ("SENCAP"), as well as the payment of an amount of Euro 5,030 for PPC's initial participation in the SENCAP's share capital, in order to cover for operational costs by the end of 2007. Finally, in August 2006, the Board of Directors approved the new Shareholders' Agreement according to which PPC and Contour Global will each participate by 50% in the SENCAP's share capital, which will amount to Euro 600 million for the next five years with corresponding voting rights. Moreover, it approved the commencement of negotiations, by PPC, with the European Bank for Research and Development (EBRD) for the latter's participation in SENCAP's share capital by 10%. In that event, PPC and Contour Global will participate by 45% each in SENCAP's share capital while EBRD will participate by the remaining 10%.

- In the context of PPC's right to replace old units with a capacity up to 1600 MW, its Board of Directors has decided for the Parent Company to take all necessary actions towards RAE and the Ministry of Development, in order to define the additional terms and prerequisites for a Combined Circle Unit with a capacity of 400 MW, using natural gas as a fuel, which will be implemented in Megalopolis Power Plant and which will be finished by the end of 2011.

- The Parent Company's Board of Directors has accepted Chief Financial Officer, Mr. Grigoris Anastasiadis' resignation and has assigned Financial Manager Mr. Georgios Angelopoulos to temporarily replace him, until the new Chief Financial Officer is appointed.

- In November 2006, the Parent Company's Board of Directors has ratified the election of Mr. Grigorios Antonopoulos as General Manager for Human Resources and Organization.

(All amounts in thousands of Euro, unless otherwise stated)

11. SEGMENT INFORMATION

Based on Article 30 of Law 3426/2005, PPC as an integrated electric utility is obliged to keep separate accounts for any of their generation, transmission, distribution, supply to eligible customers and supply to non-eligible customers activities as if such activities were carried out by different entities.

These accounts include a balance sheet and a statement of income for each of the above activities.

Especially for the non-interconnected islands, PPC should keep separate accounts for the activities performed in these islands.

Following a consultation with RAE, PPC will make publicly available the above information for annual periods beginning on or after January 1, 2006.

As a result, the consolidated segment information required to be disclosed by IAS 34 "Interim Financial Reporting" and the segments defined by Law 3426/2005 for the nine months ended September 30, 2006 are as follows:

					Supply				
	Mines	**Generation**	**Transmission**	**Distribution**	**Eligible Consumers**	**Non-eligible Consumers**	**Non Interconnected Islands**	**Eliminations**	**Total**
	January 1 – September 30 2006								
Revenues	571,185	1,840,001	144,852	332,932	1,651,963	1,057,834	999,683	(3,022,510)	3,575,940
Segment Result	12,710	42,081	11,672	15,163	482,380	(162,757)	(211,503)		189,746
Net Financial expenses									(89,792)
Share of loss of associates and reversal of impairment loss in investment in associate									6,393
Profit before tax									**106,347**
Income tax									(34,196)
Net profit									**72,151**

Due to non-availability of data for the segments required by Law 3426/2005 for the nine month period ended September 30, 2005, no comparative segment information is presented for the new basis of segmentation.

(All amounts in thousands of Euro, unless otherwise stated)

11. SEGMENT INFORMATION (CONTINUED)

Segment information for the nine months ended September 30, 2006 and 2005, based on the existing up to December 31, 2005 basis of segmentation (Mines, Generation, Transmission and Distribution) have as follows:

	Mines		Generation		Transmission		Distribution		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	571,185	584,441	2,365,054	2,328,856	144,852	153,318	3,123,348	3,071,370	(2,628,499)	(2,898,548)	3,575,940	3,239,437
Segment Result	12,710	41,852	51,322	204,359	11,672	45,634	114,042	47,676			189,746	339,521
Net Financial expenses											(89,792)	(99,296)
Share of loss of associates and reversal of impairment loss in investment in associate											6,393	(8,333)
Profit before tax											**106,347**	**231,892**
Income tax											(34,196)	(77,065)
Net profit											**72,151**	**154,827**

It should be noted that the Transmission revenue for the nine months ended September 30, 2006 is decreased as compared to the nine months ended September 30, 2005 as, according to instructions received from RAE, the internal rental fee charged for the transmission network was adjusted. This reduction is respectively presented in the internal costs of Generation and Distribution.

Chalkokondyli
30 - 104 32
Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD January 1 2006 - September 30 2006 According to the Decision 2/396/31.8.2006 of the Hellenic Capital Market Commission' s Board of Directors

Reg. No : 47829/06/B/00/2

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site,www.dei.gr, where all the periodically financial statements are published, according to IAS as well as the auditor's report whenever is requested. The interim financial statements as of September 30, 2006 have been approved by the Board of Directors of November 21,2006.

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
ASSETS				
Total non current assets	11.259.484	11.243.339	11.320.434	11.304.032
Materials, spare parts and supplies, net	585.903	557.834	585.903	557.834
Trade receivables	918.845	781.617	919.916	782.281
Other current assets	76.447	79.859	71.685	71.034
TOTAL ASSETS	**12.840.679**	**12.662.649**	**12.897.938**	**12.715.181**
EQUITY AND LIABILITIES				
Non current liabilities	5.609.902	5.894.469	5.609.902	5.894.469
Short term borrowings	1.097.750	636.080	1.097.750	636.080
Other curent liabilities	963.229	923.319	963.190	923.285
Total liabilities (a)	7.670.881	7.453.868	7.670.842	7.453.834
Total Shareholders' Equity (b)	5.169.798	5.208.781	5.227.096	5.261.347
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.169.798	5.208.781	5.227.096	5.261.347
TOTAL LIABILITIES (a)+(d)	**12.840.679**	**12.662.649**	**12.897.938**	**12.715.181**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP			
	01.01-30.09.2006	**01.01-30.09.2005**	**01.07-30.09.2006**	**01.07-30.09.2005**
Sales	3.575.940	3.239.437	1.244.616	1.120.434
Gross operating results	552.283	1.104.834	91.152	306.218
Profit before tax, financing and investing activities and depreciation and amortisation	632.579	731.215	155.686	174.038
Profit before tax, financing and investing activities	189.746	339.521	4.367	39.464
Profit before tax	106.347	231.892	(35.096)	9.117
Income tax expense	(34.196)	(77.065)	11.074	(1.663)
Profit after tax from continuing activities (a)	72.151	154.827	(24.022)	7.454
Profit after tax from discontinuing activities (b)	0	0	0	0
Profit after tax (continuing and discontiuing activities) (a)+(b)	**72.151**	**154.827**	**(24.022)**	**7.454**
Distributed to:				
Company's Shareholders	72.151	154.827	(24.022)	7.454
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,31	0,67	(0,10)	0,03

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE COMPANY			
	01.01-30.09.2006	**01.01-30.09.2005**	**01.07-30.09.2006**	**01.07-30.09.2005**
Sales	3.575.940	3.239.437	1.244.616	1.120.434
Gross operating results	552.283	1.104.834	91.152	306.218
Profit before tax, financing and investing activities and depreciation and amortisation	632.820	731.425	155.751	174.126
Profit before tax, financing and investing activities	189.987	339.731	4.432	39.552
Profit before tax	111.079	240.256	(32.952)	11.501
Income tax expense	(34.196)	(77.065)	11.074	(1.663)
Profit after tax from continuing activities (a)	76.883	163.191	(21.878)	9.838
Profit after tax from discontinuing activities (b)	0	0	0	0
Profit after tax (continuing and discontiuing activities) (a)+(b)	**76.883**	**163.191**	**(21.878)**	**9.838**

Distributed to:				
Company's Shareholders	76.883	163.191	(21.878)	9.838
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,33	0,70	(0,09)	0,04

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Balance at the beginning of the year (01.01.2006 and 01.01.2005, respectively)	5.208.781	4.221.370	5.261.347	4.257.726
Profit after tax	72.151	154.827	76.883	163.191
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(116.000)	(208.800)	(116.000)	(208.800)
Net gains and losses recognised directly in the equity	4.866	1.015.464	4.866	1.015.541
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the period (30.09.2006 and 30.09.2005, respectively)	**5.169.798**	**5.182.861**	**5.227.096**	**5.227.658**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-30.09.2006	01.01-30.09.2005	01.01-30.09.2006	01.01-30.09.2005
Cash Flows from Operating Activities				
Profit before tax	106.347	231.892	111.079	240.256
Plus / minus adjustments :				
Depreciation and amortisation	485.617	476.468	485.617	476.468
Amortisation of customers' contributions and subsidies	(42.784)	(84.774)	(42.784)	(84.774)
Fair value (gain) / loss of derivative instruments	(14.152)	(7.928)	(14.152)	(7.928)
Share of loss / (gain) of associates	(6.393)	8.333	(11.201)	0
Interest income	(9.686)	(14.171)	(9.682)	(13.991)
Sundry provisions	18.916	18.073	18.916	18.073
Unrealised foreign exchange (gains)/ losses on interest bearing loans and borrowings	(535)	387	(535)	387
Unbilled revenue	(3.320)	(36.047)	(3.320)	(36.047)
Amortisation of loan origination fees	1.634	1.615	1.634	1.615
Interest expense	114.947	103.070	114.944	103.069
Operating profit before working capital changes	650.591	696.918	650.516	697.128

(Increase) / Decrease of materials	(18.184)	9.334	(18.184)	9.334
(Increase) / decrease of receivables	(152.883)	(81.700)	(153.290)	(81.461)
Increase / (decrease) of liabilities (excluding banks)	62.614	(103.293)	62.609	(103.039)
Net Cash from Operating Activities (a)	542.138	521.259	541.651	521.962
Cash Flows from Investing Activities				
Investments	(14.759)	0	(10.207)	0
Capital expenditure for fixed assets and software	(493.012)	(534.416)	(493.012)	(534.416)
Disposal of fixed assets and software	7.979	5.359	7.978	5.359
Interest received	9.686	11.732	9.682	11.552
Proceeds from customers' contributions and subsidies	136.972	138.611	136.972	138.611
Net Cash used in Investing Activities (b)	(353.134)	(378.714)	(348.587)	(378.894)
Cash Flows from Financing Activities				
Net change in short-term borrowings	80.600	24.610	80.600	24.610
Proceeds from interest bearing loans and borrowings	450.000	395.000	450.000	395.000
Principal payments of interest bearing loans and borrowings	(501.481)	(277.812)	(501.481)	(277.812)
Interest paid	(104.844)	(91.261)	(104.841)	(91.260)
Dividends paid	(115.631)	(182.117)	(115.631)	(182.117)
Net Cash used in Financing Activities (c)	(191.356)	(131.580)	(191.353)	(131.579)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(2.352)**	**10.965**	**1.711**	**11.489**
Cash and cash equivalents at the beginning of the period	**38.176**	**28.071**	**29.351**	**20.274**
Cash and cash equivalents at the end of the period	**35.824**	**39.036**	**31.062**	**31.763**

Additional data and information for the Parent Company:
(Amounts in thousands of Euro)

1. The Parent Company has been audited by the tax authorities up to December 31, 2003.
2. There was no change in the accounting principles for the audited financial statements for the year ended December 31, 2005.
   Till 31.12.2004 the provision for mines' restoration was calculated based on the total surface for restoration as at the end of each period, multiplied by the average cost of restoration per metric unit. On 31.12.2005 the company modified the above methodology in accordance with the provisions of the IFRIC 1 "Changes in existing Decommissioning, Restoration and similar Liabilities".
   The compared financial statements for the nine month period ended September 30, 2005 have been readjusted after the adoption of the revisions as per the IFRIC 1. These revisions have had as effect the decrease of the profits before tax by Euro 462 and of the profit after tax by Euro 314, and the decrease in accrued provision by Euro 18,9 million

which was credited in the beginning Retained Earnings and the creation of asset and provision with value amounting to Euro 14,4 million.

3. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The negotiations are currently under way.
4. In May 2006, PPC's Board of Directors has approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs, for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".
5. PPC's Board of Directors, by its Decision 2/10.01.2006, has approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the nine months ended September 30, 2006, 72 employees filed applications for voluntary retirement, with a corresponding cost that amounts to Euro 6.348 and for which the Parent Company has established a provision in the accompanying financial statements. The Parent Company estimates that the total amount to be paid to employees' voluntary retirement will not exceed Euro 17,6 million.
6. In the context of PPC's new Business Plan for the period 2006-2010, the Board of Directors approved, in July 2006, PPC's participation in a Societe Anonyme for investment, development and management of energy sector projects. The new company's object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area. In addition, the Board of Directors approved, in July 2006, the Business Strategy Plan for the 2006 -2011 period for the Holding Company SENCAP S.A. ("SENCAP"), as well as the payment of an amount of Euro 5.030 for PPC's initial participation in the SENCAP's share capital, in order to cover for operational costs by the end of 2007. Finally, in August 2006, the Board of Directors approved the new Shareholders' Agreement according to which PPC and Contour Global will each participate by 50% in the SENCAP's share capital, which will amount to Euro 600 million for the next five years with corresponding voting rights. Moreover, it approved the commencement of negotiations, by PPC, with the European Bank for Research and Development (EBRD) for the latter's participation in SENCAP's share capital by 10%. In that event, PPC and Contour Global will participate by 45% each in SENCAP's share capital while EBRD will participate by the remaining 10%.
7. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
8. Adequate provisions have been established for all litigation.
9. Total payrolls of the Parent Company number 26.669 employees and 27.655 employees as of 09.30.2006 and 09.30.2005 respectively, out of which 140 employees and 153 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.
10. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the nine month period ended September 30, 2006 amount to Euro 255.746 and Euro 452.407, respectively. As at September 30, 2006 the receivables and the payables of the Parent Company due to the related companies amount to Euro 168.918 and Euro 175.403, respectively. Fees concerning management members amounted to Euro 1.071 for the nine-month period ended September 30, 2006.

11. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 493 million.
12. The issuance of the common Ministerial Decision 36028/1604 (Official Gazette 1216/B/01.09.2006) finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 159.131 kt CO_2 out of which 52.224 kt CO_2 correspond to the year 2005, 53.297 kt CO_2 to the year 2006 and 53.610 kt to the year 2007. For the nine months of 2006, it is estimated that PPC has a surplus of 1,61 Mt CO_2 allowances. Consequently, no charge for CO_2 emission allowances purchases has been made to the income statement for the nine months ended September 30, 2006.
13. In the nine month period ended September 30, 2006 the Parent Company has reversed part of the established provision for the impairment of its investment in LARKO S.A., which amounted to Euro 11.201 and which was also recognised by the Group as revenue resulting from an investment in an associate (valuation based on the Equity Method). The Parent Company appointed an independent company to evaluate its investment in LARKO, at September 30, 2006, according to IAS 36. The above mentioned evaluation that will determine the retrievable amount of PPC's investment is yet to be completed.
14. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.
15. According to Greek Law 3481/A/162/02.08.2006, article 13, paragraphs 3 and 4, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation.

    Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed.

    Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications.
16. In September 2006, the Parent Company's Board of Directors has approved PPC's participation in a tender for the lease of research and exploitation of mineral rights in a public extractive area, which is located in Vevi, in the Florina prefecture. The Parent Company has submitted its offer and the evaluation process is continued.
17. In the context of PPC's right to replace old units with a capacity up to 1600 MW, its Board of Directors has decided for the Parent Company to take all necessary actions towards RAE and the Ministry of Development, in order to define the additional terms and prerequisites for a Combined Circle Unit with a capacity of 400 MW, using natural gas as a fuel, which will be implemented in Megalopolis Power Plant and which will be finished by the end of 2011.
18. The Company continues the procedure of clearing and settlement of the remaining balances for supplying materials and spare parts contracts.

Additional data and information for the Group:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below:

PPC S.A.	Parent Company	30, Chalkokondyli str. Athens 104 32, Greece
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens 104 38, Greece
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens 104 43, Greece
PPC Kriti S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece

The above -mentioned companies have been consolidated.

The Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. have decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1st, 2006. The liquidation procedures are yet to be completed.

2. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their establishment, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.
3. There was no change in the accounting principles for the audited consolidated financial statements for the year ended December 31, 2005.
4. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.
5. Adequate provisions have been established for all litigation.
6. Total payrolls of the Group number 26.669 employees and 27.656 as of 30.09.2006 and 30.09.2005, out of which 140 employees and 153 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.
7. Sales and purchases of the Group, for the nine month period ended September 30, 2006, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 255.701, Euro 452.407, Euro 167.389 and Euro 175.403, respectively. Fees concerning management members amounted to Euro 1.129 for the nine-month period ended September 30, 2006.
8. Capital expenditure of the Group for the period amounted to approximately Euro 493 million.
9. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.